SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025705
(CUSIP Number)

Westport Capital Partners LLC 40 Danbury Road Wilton, CT 06897 (203) 429-8602 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

 (Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025705	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 373,390 (including 20,003 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 373,390 (including 20,003 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 373,390 (including 20,003 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV (ERISA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 187,930 (including 10,068 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 187,930 (including 10,068 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 187,930 (including 10,068 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Westport Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	8	SHARED VOTING POWER -0-
9

SOLE DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 963025705	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Russel S. Bernard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Sean F. Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Wm. Gregory Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Jordan S. Socaransky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON Marc Porosoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

857,864 (including 32,392 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and 44,223 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025705	SCHEDULE 13D/A	Page 10 of 12 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D originally filed on June 15, 2015 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on December 20, 2017 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed on March 23, 2018 ("Amendment No. 2," and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") relating to the common stock, $0.01 par value per share (the "Common Stock"), of Wheeler Real Estate Investment Trust, Inc., a Maryland corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 11, 2018, Mr. Armstrong was appointed to serve as a director on the board of directors of the Issuer.

CUSIP No. 963025705	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 13, 2018

WCP REAL ESTATE FUND IV, L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
WCP REAL ESTATE FUND IV (ERISA), L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
WESTPORT CAPITAL PARTNERS LLC /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
RUSSEL S. BERNARD /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact

CUSIP No. 963025705	SCHEDULE 13D/A	Page 12 of 12 Pages

SEAN F. ARMSTRONG /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact

WM. GREGORY GEIGER /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact

JORDAN S. SOCARANSKY /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact

MARC POROSOFF /s/ Marc Porosoff